Exhibit 99.1

30 September 2013

Elan announces dates of shareholder meetings in connection with scheme of arrangement.

Elan Corporation, plc. (NYSE:ELN) (“Elan”) today announced that it has scheduled shareholder meetings for Monday, November 18, 2013 in connection with Perrigo Company’s (NYSE, TASE: PRGO) (“Perrigo”) proposed acquisition of Elan.

As previously announced on July 29, 2013, Perrigo and Elan have entered into a definitive agreement pursuant to which New Perrigo will acquire Elan in a stock-and-cash transaction valued at approximately $8.6 billion (the “Acquisition”). The Acquisition will be effected by means of a “Scheme of Arrangement” under Irish law (the “Scheme”).

There will be two special meetings of Elan shareholders on November 18, 2013 in connection with the Scheme. Both meetings will be held at The DoubleTree by Hilton Hotel Dublin (formerly known as the ‘Burlington Hotel’), Burlington Road, Upper Leeson Street, Dublin 4, Ireland. The first meeting, which is convened by order of the Irish High Court, will be held at 10:00 a.m. (Irish time). Immediately following this meeting, an extraordinary general meeting of Elan shareholders will be held. Both meetings are being held to seek shareholder approval of the Scheme of Arrangement in accordance with Irish law, and the approval of related matters by the Elan shareholders will also be sought at the extraordinary general meeting.

Holders of Ordinary Shares of record as at 5.00 p.m. (Irish time) on November 16, 2013 will be entitled to attend and vote at the special meetings. Holders and beneficial owners of American Depositary Shares (“ADSs”) as at 5.00 p.m. (New York City time) on October 11, 2013 (the “ADS Voting Record Date”) will have the opportunity to instruct the ADS Depositary to vote the shares represented by ADSs that they hold as of the ADS Voting Record Date.

Elan expects to mail the Scheme Circular and meeting materials to its shareholders by no later than October 17, 2013. These documents will provide information for shareholders, as well as instructions for shareholders on how to vote their shares.

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN.

For additional information about Elan, please visit Elan’s web site at www.elan.com.

About New Perrigo

New Perrigo is a private limited company incorporated in Ireland solely for the purpose of effecting the transactions contemplated by the transaction agreement dated 29 July 2013 and entered into between Perrigo and Elan for the purpose of effecting the Acquisition (the “Transaction Agreement”). Prior to the effective date of the Scheme (the “Effective Date”), New Perrigo will be converted, pursuant to the Irish Companies Acts 1963–2012, to a public limited company. To date, New Perrigo has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement.

Conditioned only upon the prior consummation and implementation of the Scheme and the Acquisition, an indirect subsidiary of New Perrigo (“Merger Sub”), will merge with and into Perrigo, as a result of which the separate corporate existence of Merger Sub will cease and Perrigo will continue as the surviving corporation as a wholly owned indirect subsidiary of New Perrigo. At the Effective Date, all Perrigo shares will be cancelled and each Perrigo share will automatically be converted into the right to receive one New Perrigo share and US$0.01 in cash.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been and Will Be Filed with the SEC

New Perrigo has filed with the SEC a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Elan and Perrigo and that also constitutes a Prospectus of New Perrigo. Elan and Perrigo plan to mail to their respective stockholders or shareholders, as applicable, the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the Acquisition and related transactions. INVESTORS, STOCKHOLDERS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ELAN, PERRIGO, NEW PERRIGO, THE ACQUISITION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Elan, Perrigo and New Perrigo through the website maintained by the SEC at www.sec.gov. In addition, copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526 and copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Perrigo and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709.

Irish Takeover Rules

The directors of Elan accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Elan (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Unless otherwise defined, capitalized terms in this announcement have the meanings given to them in the announcement dated 29 July 2013 made by Perrigo pursuant to Rule 2.5 of the Irish Takeover Rules.

Persons interested in 1 per cent or more of any relevant securities in Elan or Perrigo may have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

General

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Elan Shareholders are advised to read carefully the formal documentation in relation to the proposed transaction once the Scheme Circular has been dispatched.

Elan Investor Relations:

Chris Burns

+1-800-252-3526

David Marshall

+353-1-709-4444

or

Elan Media Relations:

Emer Reynolds

+353-1-709-4022

Jonathan Birt

+44-7860-361746

Jamie Tully

+1-212-687-8080

3